Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    PreMD Provides Update on 510(k) Application for PREVU(x) LT

    TORONTO, March 13 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) today announced that it has received feedback from the U.S.
Food and Drug Administration (FDA) regarding its 510(k) application for
PREVU(x) LT for use in the insurance industry. The FDA has additional inquiries to which PreMD is responding. PreMD believes the specific matters raised by the FDA are fully addressable and the Company plans to meet with the FDA at the earliest opportunity to review the planned responses. PreMD submitted the
510(k) application to the FDA in November 2006.
    "We plan to work closely with the FDA to provide them with the information they request. The agency has provided us with guidance as to the specific information they require and we are diligently preparing our response," said Dr. Brent Norton, President and Chief Executive Officer of
PreMD. "PREVU(x) LT has already been cleared for sale in Canada and CE marked in
Europe. This application is a priority for us and we anticipate that the additional material will be submitted following the FDA meeting. Since the FDA is already familiar with the application, the review could proceed more rapidly than a typical 510(k)."

    About PREVU(x)LT
    PREVU(x) LT non-invasively measures the amount of cholesterol (sterol) that has accumulated in the skin tissues, as opposed to blood, by painlessly collecting skin cells from the palm of the hand using a specially designed adhesive strip, which is then sent to a laboratory for processing. No fasting or other patient preparation is required for the test. The lead product in this family, PREVU(x) Point of Care (POC) Skin Sterol Test, is cleared for sale in Canada, the U.S. and Europe.

    About PreMD
    PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products are branded as
PREVU(x) Skin Sterol Test. The company's cancer tests include ColorectAlert(TM),
LungAlert(TM) and a breast cancer test. PreMD's head office is located in
Toronto, and its research and product development facility is at McMaster
University in Hamilton, Ontario. For further information, please visit
www.premdinc.com.

    This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
    In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
    Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

    (x) Trademark

    %SEDAR: 00007927E          %CIK: 0001179083

    /For further information: Brent Norton, President and CEO, Tel: (416)
222-3449 ext. 22, Email: bnorton(at)premdinc.com; Ron Hosking, Chief Financial
Officer, Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com/
    (PMD. PME)

CO:  PreMD Inc.

CNW 15:00e 13-MAR-07